

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 18, 2017

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1684
        File Nos. 333-220586 and 811-03763

Dear Mr. Fess:

On September 22, 2017, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1684 (the "Fund"), consisting of a unit investment trust, Dow Jones Growth Sustainability Portfolio, Series 1 (the "trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover

1.   The trust's use of "sustainability" in its name may be misleading, in that it may indicate that the trust will invest in companies that follow environmental, social, or corporate governance criteria. Please revise the trust's name so that it is consistent with its principal strategy of selecting companies with "sustainable growth" potential.

Investment Summary — Principal Investment Strategy

2.   The first sentence in this section states that the trust "contains" securities included in the Dow Jones Top Cap Growth Index. Please clarify whether the security selection methodology is only applied to securities included in this Index, *e.g.*, the trust invests substantially all of its assets in securities included in the Dow Jones Top Cap Growth Index.

In addition, the penultimate sentence in this section states that the trust may invest in "non-U.S. companies." Please disclose if the trust may invest in emerging market companies and, if so, add appropriate emerging market risks to the discussions of the trust's principal risks.

Investment Summary — Security Selection

3.   The third bullet point in this section states that companies with market capitalizations of less than $500 million are excluded by the security selection methodology. Since companies with market capitalizations as low as $500 million may be included in the trust portfolio, please disclose in the "Principal Investment Strategy" section that the trust may invest in small capitalization companies. Also, please provide small capitalization risk disclosure in the discussions of the trust's principal risks.

4.   The fourth bullet point in this section states that the security selection process excludes companies "with a 90-day medium daily traded value of less than $1 million." Please clarify the meaning of this bullet point in plain English.

5.   The first sub-bullet point of the fifth bullet point in this section states that the security selection methodology excludes "20% of the remaining companies whose asset growth exceeds their sales growth." Please provide definitions for "asset growth" and "sales growth" in this sub-bullet point, including the specific time periods over which these variables are determined (*e.g.*, last five fiscal years). Please also disclose which 20% of companies are excluded by this sub-bullet point (*e.g.*, the 20% of companies whose asset growth exceeds their sales growth by the highest percentage).

6.   The fifth bullet point in this section states that the "remaining universe" of securities is concurrently filtered by the security selection steps that follow. However, the second sub-bullet point following this disclosure states that 20% of the companies in the "starting index" are excluded. Please correct this inconsistency.

7.   The last bullet point in this section states that the final portfolio is selected by sustainable growth rate, defined as return on equity multiplied by retained earnings. Please define "return on equity" and "retained earnings" in this section, including the specific time periods over which these variables are determined. Please also clarify in this bullet point how the 50 companies with the highest sustainable growth rates are selected for inclusion in the final portfolio.

Investment Summary — Santa Monica Quantitative (SMQ) Alpha Score

8.   The language in this section is highly technical, and may be confusing to investors. Please revise this section in plain English.

Investment Summary — Principal Risks

9.   Please provide principal risks stating that the security selection methodology, and the Santa Monica Quantitative (SMQ) Alpha Score used to weight the selected portfolio holdings, may not produce the desired investment results.

GENERAL COMMENTS

10.   Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

11.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

12.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel